SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Syndax Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87164F105

(CUSIP Number)

September 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON AI Life Sciences Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 1,657,948 shares
	6.	SHARED VOTING POWER: 0 shares
	7.	SOLE DISPOSITIVE POWER: 1,657,948 shares
	8.	SHARED DISPOSITIVE POWER: 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON AI LSI-SPV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 1,657,948 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 1,657,948 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON Access Industries Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 1,657,948 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 1,657,948 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON Access Industries Holdings (BVI) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 1,657,948 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 1,657,948 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON Access Industries, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 1,657,948 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 1,657,948 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

1.	NAME OF REPORTING PERSON Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 1,657,948 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 1,657,948 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,657,948 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

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CUSIP No. 87164F105

Item 1

(a)	Name of Issuer:

Syndax Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

35 Gatehouse Drive

Building D, Floor 3

Waltham, MA 02451

Item 2

(a)	Name of Person Filing:

This filing is being made on behalf of:

AI Life Sciences Investments LLC

AI LSI-SPV LLC

Access Industries Holdings LLC

Access Industries Holdings (BVI) L.P.

Access Industries, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

AI Life Sciences Investments LLC

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

AI LSI-SPV LLC

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

Access Industries Holdings LLC

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

Access Industries Holdings (BVI) L.P.

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

Access Industries, LLC

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

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CUSIP No. 87164F105

Len Blavatnik

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

(c)	Citizenship:

AI Life Sciences Investments LLC is a limited liability company organized under the laws of the State of Delaware.

AI LSI-SPV LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Holdings (BVI) L.P. is a limited partnership organized under the laws of the British Virgin Islands.

Access Industries, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP Number:

87164F105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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CUSIP No. 87164F105

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

1,657,948 shares of Common Stock of the Issuer are owned directly by AI Life Sciences Investments LLC (“AI Life”).

Each of AI LSI-SPV LLC, Access Industries Holdings LLC (“AIH LLC”), Access Industries Holdings (BVI) L.P. (“AIH BVI L.P.”), Access Industries, Inc. (“Access”) and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the shares of Common Stock held directly by AI Life, because Access owns a majority of the membership interests of AIH BVI L.P., Len Blavatnik controls each of Access and AIH BVI L.P., AIH BVI L.P. controls AIH LLC, and AIH LLC controls each of AI LSI Management LLC (the managing member of AI Life) and AI LSI-SPV LLC (which holds certain membership interests in AI Life) and, as a result, may be deemed to share voting and investment power over the shares of Common Stock beneficially owned by AI Life. Each of AI LSI-SPV LLC, AIH LLC, AIH BVI L.P., Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Life, disclaims beneficial ownership of the shares of Common Stock held by AI Life.

(b)	Percent of class:

6.1%*

*

Based on 27,117,946 outstanding shares of Common Stock as of June 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

AI Life has sole power to vote or direct the vote of 1,657,948 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Each of AI LSI-SPV LLC, AIH LLC, AIH BVI L.P., Access and Len Blavatnik may be deemed to have shared power to vote or direct the vote of 1,657,948 shares of Common Stock. Each of the AI LSI-SPV LLC, AIH LLC, AIH BVI L.P., Access and Len Blavatnik disclaim such beneficial ownership of such shares.

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CUSIP No. 87164F105

(iii)	Sole power to dispose or to direct the disposition of:

AI Life has sole power to dispose or direct the disposition of 1,657,948 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Each of AI LSI-SPV LLC, AIH LLC, AIH BVI L.P., Access and Len Blavatnik may be deemed to have shared power to dispose or direct the disposition of 1,657,948 shares of Common Stock. Each of the AI LSI-SPV LLC, AIH LLC, AIH BVI L.P., Access and Len Blavatnik disclaim such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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CUSIP No. 87164F105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2019

AI LIFE SCIENCES INVESTMENTS LLC
By: AI LSI Management, LLC, Its Managing Member By: Access Industries Management, LLC Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title
AI LSI-SPV LLC

By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title
ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title
ACCESS INDUSTRIES HOLDINGS (BVI) L.P.

By: Access Industries, Inc., Its General Partner

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

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ACCESS INDUSTRIES, LLC
By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*

The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the Securities and Exchange Commission on February 13, 2015).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

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